# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PS International Group Ltd., CIK 0001997201
CUSIP: G7308J113
Title of class of securities: Ordinary Shares, par value US$0.0008 per share
Address of issuer's principal executive offices: Unit 1002, 10/F, Join-in Hang Sing Centre, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002125590

## Reporting persons
- Xiaoqing Zhu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 1,227,708; shared voting power 0; sole dispositive power 1,227,708; shared dispositive power 0; aggregate amount beneficially owned 1,227,708 (7.98% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13G to report an increase in his beneficial ownership of the Issuer's Ordinary Shares following the transaction reported herein.
  
  2. The percent ownership is calculated based upon an aggregate of [15,376,572] Ordinary Shares outstanding.

## Item 1. Issuer
Name of issuer: PS International Group Ltd.
Address of issuer's principal executive offices: Unit 1002, 10/F, Join-in Hang Sing Centre, New Territories, Hong Kong Zip Code:00000

## Item 2. Person Filing
Name of person filing: Xiaoqing Zhu
Address of principal business office or, if none, residence:
No. 9, Lane 4, South Central East Street, Xizhang Village, Chai Village, Jiancaoping District, Shanxi Province, Taiyuan, China

Zip Code: 030008
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13G.
Percent of class: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13G.
Sole power to vote or to direct the vote: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13G.
Shared power to vote or to direct the vote: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13G.
Sole power to dispose or to direct the disposition: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13G.
Shared power to dispose or to direct the disposition: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Xiaoqing Zhu: /s/ Xiaoqing Zhu, Xiaoqing Zhu (04/08/2026)